BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 12, 2021

1.           Date, Time and Place: Meeting held on August 12, 2021, at 10:00 a.m., by videoconference.

2.           Call and Attendance: The call notice requirement was waived, pursuant to article 21 of the Company's Bylaws, in view of the presence of all members of the Board of Directors of BRF S.A. (“Company”): Mr. Pedro Pullen Parente, Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Mrs. Flavia Buarque de Almeida, Mr. José Luiz Osório de Almeida Filho, Mr. Luiz Fernando Furlan, Mr. Ivandré Montiel da Silva, Mr. Roberto Rodrigues, Mrs. Flavia Maria Bittencourt and Mr. Marcelo Feriozzi Bacci.

3.           Presiding Board: Chairman: Mr. Pedro Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Analysis and Discussion of the Quarterly Financial Information for the Quarter ended June 30, 2021; (ii) Modification of the Related Party Transactions Policy; (iii) Approval of the Sustainable Grain Policy; and (iv) Approval of the Human Rights Policy.

5.           Resolutions: The members approved, by unanimous votes and without reservation or restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.       Analysis and Discussion of the Quarterly Financial Information for the Quarter ended June 30,2021. The members of the Board of Directors, by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Finance and Risk Management Committee and the Audit and Integrity Committee, approved the 2nd ITR/2021, accompanied by the management report, the explanatory notes and the opinion of the independent auditors.

5.2.       Modification of the Related Party Transactions Policy. The members of the Board of Directors, pursuant to Article 23, item (iii), of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Audit and Integrity Committee, the modification of the Related Party Transactions Policy, in order to be aligned with the Brazilian Code of Governance.

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Minutes of the Ordinary Meeting of the Board of Directors held on August 12, 2021.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 12, 2021

5.3.       Approval of the Sustainable Grain Policy. The members of the Board of Directors, by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the People, Governance, Organization and Culture Committee and the Quality and Sustainability Committee, approved the Sustainable Grain Policy as part of the Company's vision 2030 and the public commitment of traceability assumed in December 2020.

5.4.       Approval of the Human Rights Policy. The members of the Board of Directors, by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Committee of People, Governance, Organization and Culture and the Quality and Sustainability Committee, approved the Human Rights Policy, which aims to establish guidelines regarding procedures related to the protection of human rights in the Company, its operations and business partners.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, August 12, 2021.

_______________________________

Carlos Eduardo de Castro Neves

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on August 12, 2021.